Free Writing Prospectus (to the Preliminary	Filed Pursuant to Rule 433
Prospectus Supplement dated May 18, 2009)	Registration Statement Nos.	333-151582 333-151582-04

$400,000,000 of 7.875% Senior Notes due 2014

$350,000,000 of 8.875% Senior Notes due 2019

Final Term Sheet

May 18, 2009

7.875% Senior Notes due 2014

Issuer:	Principal Financial Group, Inc.
Expected Ratings (Moody’s/S&P)*:	A3(negative)/BBB+(positive)
Issue:	7.875% Senior Notes due 2014 fully and unconditionally guaranteed by Principal Financial Services, Inc.
Offering Size:	$400,000,000
Coupon:	7.875% per annum
Trade Date:	May 18, 2009
Settlement Date:	May 21, 2009
Maturity:	May 15, 2014
Treasury Benchmark:	UST 1.875% due April 30, 2014
US Treasury Spot:	98-29 3/4
US Treasury Yield:	2.104%
Spread to Treasury:	+577.2 basis points
Re-offer Yield:	7.876%
Price to Public (Issue Price):	100%
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2009
Optional Redemption:	At any time in whole or in part at greater of par and make-whole call at a discount rate of Treasury plus 50 basis points, plus accrued and unpaid interest on the date of redemption
Day Count:	30/360
CUSIP/ISIN:	74251VAB8/US74251VAB80
Minimum Denomination:	$2,000 and in integral multiples of $1,000 in excess thereof
Joint Book-Running Managers	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.
Senior Co-Managers:	Barclays Capital Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC
Co-Managers:	RBS Securities Inc. and The Williams Capital Group, L.P.

8.875% Senior Notes due 2019

Issuer:	Principal Financial Group, Inc.
Expected Ratings (Moody’s/S&P)*:	A3(negative)/BBB+(positive)
Issue:	8.875% Senior Notes due 2019 fully and unconditionally guaranteed by Principal Financial Services, Inc.
Offering Size:	$350,000,000
Coupon:	8.875% per annum
Trade Date:	May 18, 2009
Settlement Date:	May 21, 2009
Maturity:	May 15, 2019
Treasury Benchmark:	UST 3.125% due May 15, 2019
US Treasury Spot:	99-01
US Treasury Yield:	3.239%
Spread to Treasury:	+563.6 basis points
Re-offer Yield:	8.875%
Price to Public (Issue Price):	100%
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2009
Optional Redemption:	At any time in whole or in part at greater of par and make-whole call at a discount rate of Treasury plus 50 basis points, plus accrued and unpaid interest on the date of redemption
Day Count:	30/360
CUSIP/ISIN:	74251VAD4/US74251VAD47
Minimum Denomination:	$2,000 and in integral multiples of $1,000 in excess thereof
Joint Book-Running Managers	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.
Senior Co-Managers:	Barclays Capital Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC
Co-Managers:	RBS Securities Inc. and The Williams Capital Group, L.P.

Net Proceeds	Our net proceeds from this offering are estimated to be approximately $744.4 million after deducting underwriting discounts and commissions and estimated expenses relating to this offering.

Capitalization

The following provides updates to the capitalization table contained in the Preliminary Prospectus Supplement, giving effect to the repayment in full of the $441.0 million in outstanding principal amount of the 8.2% unsecured redeemable notes due August 15, 2009 of Principal Financial Services, Inc. as if such repayment had been made as of March 31, 2009.

	As of March 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$2,699.6	$3,664.2	$3,967.6
Current maturities of long-term debt(1)	463.6	463.6	22.6
2014 Notes offered hereby	—	—	400.0
2019 Notes offered hereby	—	—	350.0
Other long-term debt, excluding current maturities	829.1	829.1	829.1
Total long-term debt	1,292.7	1,292.7	1,601.7
Total stockholders’ equity	2,708.9	3,673.5	3,673.5
Total capitalization	$4,001.6	$4,966.2	$5,275.2

(1)                Represents maturities during the next twelve months.

In addition to long-term debt outstanding, as of March 31, 2009, we had short-term debt outstanding of $530.8 million.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer and the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

*  A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Any disclaimer or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of the communication being sent via Bloomberg or another email system.